FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank
Tel 61 3 9633 2000 Fax 61 3 9633 20

82-1711

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to The Australian Stock Exchange.

Fosters Brewing

With Compliments

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market
2	Date Appendix 3C was given to ASX	1 October 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	14,686,583	2,273,700
4	Total consideration paid or payable for the shares	$66,393,379	$10,226,457

dlw 1/20

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$4.59	highest price paid:	$4.50
	date:	31/10/03		
	lowest price paid:	$4.42	lowest price paid:	$4.48
	date:	15/10/03		
			highest price allowed under rule 7.33:	$4.56

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	20,726,300

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24/12/03
(Assistant Company Secretary)

Print name: Robert Dudfield